Filed by ResortQuest International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: ResortQuest International, Inc.
Registration Statement No.: 333-108890

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 4, 2003 (the “Merger Agreement”), among Gaylord Entertainment Company (“Gaylord”), GET Merger Sub, Inc. and ResortQuest International, Inc (“ResortQuest”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Gaylord on August 5, 2003, and is incorporated by reference into this filing.

Additional Information About This Information

This communication is not a solicitation of a proxy from any security holder of Gaylord or ResortQuest. Gaylord and ResortQuest filed a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 contains a prospectus, a proxy statement and other documents for the stockholders’ meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest mailed the proxy statement and prospectus contained in the Form S-4 to their respective stockholders on October 13, 2003. The Form S-4, proxy statement and prospectus contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger are available free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger are available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger are available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations.

Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord’s stockholders and ResortQuest’s stockholders. Information concerning Gaylord’s directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest’s directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger is available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website, Gaylord and ResortQuest using the contact information above.

On November 13, 2003, management of Gaylord made a presentation to Morgan Keegan, Inc. The following is a series of slides used by Gaylord management in the presentation.

Gaylord Entertainment Company Presentation to Morgan Keegan, Inc. November 13, 2003 ^ Nashville, Tennessee defined by our differences

The information contained in this slide presentation is summary information that is intended to be considered in the context of SEC filings and other public announcements made by Gaylord Entertainment (the "Company"), by press release or otherwise, from time to time. The Company undertakes no duty or obligation to publicly update or revise the information contained in this slide presentation, although it may do so from time to time as management believes is warranted. Any such updating may be made through the filing of reports or documents with the SEC, through press releases or through other public disclosure. This slide presentation contains statements as to the Company's beliefs and expectations of the outcome of future events that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. These include the risks and uncertainties associated with economic conditions affecting the hospitality business generally, the timing of the opening of new hotel facilities, costs associated with developing new hotel facilities, business levels at the Company's hotels, the ability to successfully complete potential divestitures, and the ability to consummate the financing for new developments. Other factors that could cause operating and financial results to differ are described in the filings made from time to time by the Company with the Securities and Exchange Commission. The Company does not undertake any obligation to release publicly any revisions to forward-looking statements made by it to reflect events or circumstances occurring after the date hereof or the occurrence of unanticipated events.

Overview of Gaylord Entertainment

The new Gaylord

GAYLORD ENTERTAINMENT™

Gaylord Entertainment

LTM PF[1] Revenues: $616.8 million
LTM PF Adj. EBITDA [2] $85.0 million

Hospitality

LTM PF Revenues: $368.3
LTM PF Adj. EBITDA: $98.2

- Leader in the $115 billion meetings segment [3]
- Total number of large group meetings is 24,000 per year [3]

Attractions and Opry

LTM PF Revenues: $60.9
LTM PF Adj. EBITDA: $4.8

- Attractions segment supports hospitality

ResortQuest[3]

LTM PF Revenues: $187.3
LTM PF Adj. EBITDA: $16.0

- Largest participant in the $10 billion vacation condominium and home rental properties market

Corporate and Other

LTM PF Revenues: $0.3
LTM PF Adj. EBITDA: $(34.0)

- 19.1% ownership interest in Bass Pro Shops
- 12.8% ownership interest in Nashville Predators to be sold
- Includes corporate expenses

(1) The proforma LTM information presented has been prepared to give effect to the company's 8% senior notes and the application of their proceeds, and the proposed merger of Gaylord and ResortQuest, the sale of the two FM radio stations completed in July 2003 and the joint sales agreement.
(2) See definition and reconciliation of Adjusted EBITDA at end of presentation
(3) Demand Assessment Study, total direct spending
(4) Note that the ResortQuest transaction has not yet closed

Gaylord Hotels - overview Gaylord Hotels is the only lodging brand focused solely on the large group meetings segment of the hospitality industry market estimated to be $115 billion (1) our core customers are meeting planners who service large groups (200+ peak room nights) We provide custom-tailored solutions for our customers' unique needs Our customers often have a rotational pattern, as they change the location of their meetings around the country from year to year We will continue to win the long-term loyalty of our customers and further strengthen our sustainable competitive advantages (1) Gaylord demand assessment study

Gaylord Hotels - product scale Guest rooms Convention & meeting space Restaurants Gaylord Opryland Nashville 2,881 600,000 sq. ft. 12 (1) Gaylord Palms Florida 1,406 400,000 sq. ft. 3 Gaylord Opryland Texas 1,511 400,000 sq. ft. 4 Our hotels are large and nationally-recognized. Unique entertainment options inside each property are supplemented by local destination appeal. (1) Includes 6 fast food restaurants in the property's food court (1) Includes 6 fast food restaurants in the property's food court

Gaylord Hotels - properties Gaylord Hotels - properties Paint.Picture Gaylord Opryland Nashville Indoor atriums / entertainment Gaylord Palms State-of-the-art meeting facilities Gaylord Opryland Texas

Nashville attractions Nashville attractions

Large group meetings drive occupancy The majority of Gaylord's customers consist of large group associations, trade shows, and corporate meetings Contracts provide for average daily rate, rooms occupied, and food and beverage needs, which leads to enhanced revenue visibility TOTAL ROOM NIGHTS Note: Information based on 2002 occupancy Note: Information based on 2002 occupancy

Large meetings book 3-5 years in advance Long lead times provide great visibility and predictability to future periods Association Corporate Other Group Leisure Note: Information based on current bookings for all future periods CUSTOMER SEGMENTATION MEDIAN BOOKING WINDOW Excel.Chart.8

2002 vs. 2001 RevPAR YOY% Change 1H 2003 vs. 1H 2002 RevPAR YOY% Change Target customer creates differentiation Target customer creates differentiation Gaylord has consistently outperformed the hospitality sector, demonstrating the strength of the business model and the unique characteristics of the convention hospitality niche Even in the wake of 9/11, Gaylord delivered strong operating performance performance performance performance performance performance 2001 vs. 2000

Target size: Peak night of 600 - 2,000 The 24,000 Annual meetings with a peak between 600 - 2,000 roomnights represent 26 million roomnights Association business accounts for the lion's share of the roomnights in this size category # of Events # of Room Nights Associations 0.46 0.72 Corporate 0.54 0.24 Total Meetings: 24,000 Total Roomnights: 26 Million ANNUAL MEETINGS PEAK 600-2,000 ANNUAL MEETINGS PEAK 600-2,000

Limited all-in-one place competition Limited all-in-one place competition U.S. COMPETITION - 92 HOTELS Gaylord's hotels are uniquely positioned against all other large hotels - Las Vegas included Gaylord owns 3 of the 6 hotels in the all-in-one place quadrant All-in-one Place All-in-one Place

Municipal competition For the 1 - 2,000 peak roomnight meetings, meeting planners are often unsatisfied by the lack of a headquarters hotel, lack of "creature comfort amenities," lack of control over the total environment, and increased logistical issues at municipal properties COMPETITIVE LANDSCAPE Excel.Sheet.8

Gaylord Hotels - brand development Superior Product Superior Service Entertaining Environment Customers: Meeting Planners & Attendees Sustainable Advantage Brand Development Superior Knowledge & Relationships Target customer behavior drives our brand development

The core of our strategy The Service Profit Chain is the roadmap to our success Future growth and profitability begins with our Employees Empowering Employees = Greater Employee Satisfaction Satisfied Workforce = Loyal Workforce Loyal Workforce = Higher Productivity Higher Productivity = Greater Value to Customer Greater Value to Customer = Higher Customer Satisfaction Higher Customer Satisfaction = Customer Loyalty Customer Loyalty = Increased Revenue & Profitability Profitability Profitability Profitability Profitability Profitability Profitability

Customer satisfaction is improving... Customer and meeting planner satisfaction are measured by an outside firm Both have increased dramatically since 2002 Level I Payout $50 Financial Payout $50 Level II Payout $100 Level III Payout $150 Guest Satisfaction Program Initiated

Bookings and pipeline improving... Bookings in 2002 increased 73% over 2001 and surpassed 2000 levels As of September 30, 2003, bookings are up 20% over 2002 levels Tentative and prospect levels have increased and are at record levels Advanced Bookings for the Period of 2004-2005 Represent 37% of Our Total Available Room Nights Approximately 22% of Total Room Nights are Booked for the Next Six Years Conversion of Tentative Bookings Will Add to Future Occupancy (1) Tentatives and prospects inventory were not tracked prior to 2002 Tentatives and Prospects Inventory (1) Total Net Definites Booked Total Net Definites Booked

We believe multiple hotels will increase share... We are capitalizing on the rotational nature of our customer Multi-property room nights as a percentage of total Star account room nights Gaylord Hotel Rotation Bookings (1) ROTATION BOOKINGS Rotational bookings improving ... Rotational bookings improving ...

Gaylord Hotels - expansion Satisfaction = Loyalty = Rotation = Growth San Diego, CA Phoenix, AZ Dallas, TX Washington, D.C. Orlando, FL Nashville, TN Top convention markets* Existing site Under construction ? ? ? ? ? ? ? ? ? ? ? Los Angeles, CA Las Vegas, NV ? San Francisco, CA Chicago, IL Atlanta, GA New York, NY * Association and corporate top cities. Source: 2002 Meetings Market Report

How do we gain a greater footprint? We DO NOT commit to projects before financing is available We pursue projects that have a minimum financial criteria of a 12% unlevered after tax rate of return We recycle capital invested in our properties to fuel our growth We pursue development partnerships to utilize real estate investors' funds funds funds funds funds funds

The opportunity The opportunity West 85% Midwest 89% South 83% Northeast 78% An American icon with a 75+ year heritage as the cornerstone of country music Opportunity to strategically position the brand and create greater brand elasticity 70 million "Country Lifestyle" consumers in the United States One of the most widely recognized brands in the United States

Distribution is the key - growing familiarity Cable Television (US) Reaches 25 million households Cable Television (Canada) Reaches 8 million households Terrestrial Radio (FM/AM) 205 stations; 2 million weekly consumers Terrestrial Radio (FM) 33 markets Terrestrial Radio (FM) Reaches 0.8 million consumers; military bases Terrestrial Radio (AM, Internet) 33 states and parts of Canada; internet stream Satellite Radio Reaches 0.2 million consumers g Core Proposition Value to artists/ record labels Artist demand for appearance High quality content Increased brand value Distribution

Merchandising and licensing



Brand Extension
Communicate Owned & Operated Businesses
Core Proposition
Distribution
Value to artists/ record labels
Artist demand for appearance
High quality content
Increased brand value
Attractions
ResortQuest
Gaylord Hotels
Collectibles
Apparel
Audio
Video
Touring Shows
Cruises

Entertainment Products

- ✓Audio studio project with EMI
- ✓Audio/Video projects of bluegrass, gospel, comedy, etc.
- ✓Cracker Barrel distribution of audio product
- ✓Branded Gibson musical instruments
- ✓GOO touring show

Lifestyle Products

- ✓Outdoor lifestyle products distributed by Bass Pro Shops
- ✓Collectibles – coins, plates, etc.
- ✓Food Products
- ✓Print publishing – cookbook and calendar
- ✓Slot machines
- ✓Lottery games
- ✓GOO Bank One Visa

ResortQuest International overview ResortQuest ("RZT') maintains the leading market position in the vacation property management industry - a $10 billion market(1) The only nationwide branded network of properties Manages over 20,000 rental properties Combined real estate value of more than $7 billion Controls 4-5% market share Next largest competitor is ~20% of RZT's size Books an average of 650,000 family reservations per year Seasonal and geographic diversity Properties in 16 states plus British Columbia Located in more than 50 premier beach, mountain, desert, and tropical locations Manages both winter and summer destinations to minimize seasonality Non-capital intensive business Capital expenditures averaged less than $10.0 million over each of the last 4 years 4 years 4 years 4 years 4 years 4 years 4 years 4 years 4 years 4 years 4 years 4 years 4 years 4 years 4 years 4 years 4 years 4 years 4 years (1) Based on estimated gross lodging revenues

ResortQuest acquisition rationale Provides competitive advantages in the property vacation management market via RZT's market leading position First mover advantage Immediate scale Industry experience Important customer relationships Significant growth opportunity with limited capital expenditures Opportunity to build unique vacation property delivery system by marketing to multiple Gaylord customer bases Leverage Gaylord's brand expertise Transform RZT into a national brand synonymous with a superior vacation home rental experience Drive additional demand into network Drive additional demand into network Drive additional demand into network Drive additional demand into network Drive additional demand into network Drive additional demand into network Drive additional demand into network Drive additional demand into network Drive additional demand into network Drive additional demand into network Drive additional demand into network Drive additional demand into network Drive additional demand into network Drive additional demand into network Drive additional demand into network Drive additional demand into network Drive additional demand into network

Gaylord customer interface

The significant volume of customers associated with our various businesses gives us the ability to capitalize on tremendous cross-selling activity into ResortQuest properties.

Stimulate demand at ResortQuest

Gaylord Opryland Nashville (TN)

- 1.2 million guests / year

Gaylord Palms (FL)

- 600,000+ guests / year
- Upscale customer base with more disposable income
- Orlando market

Bass Pro Shops

- 19.1% ownership interest in company
- Large customer database (3 million)
- Customers generally have active lifestyle

Gaylord Opryland Texas (TX)

- 600,000+ guests / year
- Dallas market

Grand Ole Opry media exposure

- Most widely known platform for Country music in the world
- Millions of weekly listeners
- Distribution:
  - Great American Country (25 million households reach)
  - Westwood One FM syndication (205 stations)
  - Armed Forces Radio
  - Sirius Satellite Radio
  - Audiences in Opry House
  - WSM-AM

Strategic Alliances

- Significant co-branded marketing programs
- Major alliances include Coca-Cola, Visa, American Express, American Airlines, Southwest Airlines, AT&T, BellSouth, Cingular, Hertz, Office Depot, etc.

WSM-AM

- Large listener base
- Channel reaches 33 states and parts of Canada each night

Financial impact of brand maturity There is a significant opportunity for Adjusted EBITDA growth as market share escalates and margin improves. (1) Assumed for illustrative purposes. Analysis assumes the industry reaches $12 billion in gross lodging revenue over the next five years. (2) Potential RZT management fee revenue assuming 35% management fee. (3) Shows Adjusted EBITDA performance at varying levels of Adjusted EBITDA margin. (3) Shows Adjusted EBITDA performance at varying levels of Adjusted EBITDA margin. (3) Shows Adjusted EBITDA performance at varying levels of Adjusted EBITDA margin. (3) Shows Adjusted EBITDA performance at varying levels of Adjusted EBITDA margin.

Non-core assets Bass Pro Shops Nashville Predators Various real estate 19.1% 12.8% Ownership

Vision for the future AM, cable, satellite distribution complete FM distribution limited Limited product set 3 - 5 Years Tomorrow Today Non-Core 3 property platform Invested own capital to prove business model Significant real estate ownership Extensive customer relationships Non-Core Assets Monetized Distribution network complete Broad product set and licensing relationships Extended property platform Capital partner relationships for growth Unlock capital from real estate holdings Leverage customer relationships for product improvements / extensions Dominant brand in the vacation property management industry Integrated marketing plan with all of Gaylord businesses Gaylord businesses Gaylord businesses Gaylord businesses Gaylord businesses

Overview of operating/financial metrics

Adjusted EBITDA sensitivity 10,000 room nights = $1.5 1 occupancy point = $2.3 $1 ADR = $1.1 1% increase in Adj. EBITDA margin = $3.6 Note: Assumes only Palms and Opryland Nashville in operation. $150 average ADR, $150 F&B and other revenue, and 50% average margin. Adjusted EBITDA is sensitive to changes in certain operating metrics ($ millions) THESE ARE NOT MUTUALLY EXCLUSIVE

Guidance Gaylord Hotels FY2003 RevPAR 4% to 5% growth FY2003 Capex $230 to $240 million FY2004 RevPAR (1) estimated to be flat FY2005-07 RevPAR (1) high single-digit growth each year ResortQuest FY2003 revenue $150 - $155 million FY2003 Adj. EBITDA margin 12% range (1) Based on current booking trends and assuming no significant economic recovery.

Gaylord financial reconciliation $ in millions $ in millions

Gaylord financial reconciliation $ in millions $ in millions

Adjusted EBITDA (defined as earnings before interest, taxes, depreciation, amortization, pre- opening costs, non-cash lease and naming rights agreement expenses, as well as other unusual or non-recurring or non-cash items) is presented supplementally because the Company believes it allows for a more complete analysis of operating performance by presenting an analysis of operations separate from the earnings impact of capital transactions and without non-cash items and items that do not impact our ongoing operations such as pre-opening costs, restructuring charges, gains on the sale of assets, and impairment and other charges. The Company also believes Adjusted EBITDA provides an additional measure of our ability to service debt, fund capital expenditures and grow our business. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States (such as operating income, net income or cash from operations), nor should it be considered as an indicator of our overall financial performance. Adjusted EBITDA does not fully consider the impact of investing or financing transactions, as it specifically excludes depreciation and interest charges, which should also be considered in the overall evaluation of our results of operations. Our method of calculating Adjusted EBITDA may be different from the method used by other companies and therefore comparability may be limited. the method used by other companies and therefore comparability may be limited. the method used by other companies and therefore comparability may be limited. the method used by other companies and therefore comparability may be limited. the method used by other companies and therefore comparability may be limited. the method used by other companies and therefore comparability may be limited. the method used by other companies and therefore comparability may be limited. the method used by other companies and therefore comparability may be limited. the method used by other companies and therefore comparability may be limited. the method used by other companies and therefore comparability may be limited. the method used by other companies and therefore comparability may be limited. the method used by other companies and therefore comparability may be limited. the method used by other companies and therefore comparability may be limited. the method used by other companies and therefore comparability may be limited. the method used by other companies and therefore comparability may be limited. the method used by other companies and therefore comparability may be limited. the method used by other companies and therefore comparability may be limited. the method used by other companies and therefore comparability may be limited.

This communication is not a solicitation of a proxy from any security holder of Gaylord Entertainment Company or ResortQuest International, Inc. Gaylord and ResortQuest have filed a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 contains a prospectus, a proxy statement and other documents for the stockholders' meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest have mailed the proxy statement and prospectus contained in the Form S-4 to their respective stockholders. The Form S-4, proxy statement and prospectus contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger will be available when filed free of charge at the SEC's web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger will be made available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger will be made available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations. Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord's stockholders and ResortQuest's stockholders. Information concerning Gaylord's directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest's directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger will be available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC's website, Gaylord and ResortQuest using the contact information above.

Q&A Q&A Q&A Q&A Q&A